UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July, 2005
ART Advanced Research Technologies Inc.

(Translation of registrant’s name into English)
2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4 Canada

(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
              This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the “Company”), as filed with the Canadian Securities Authorities:
1.	Certificate of Amendment

SIGNATURE
SCHEDULE A

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ART ADVANCED RESEARCH TECHNOLOGIES INC. (Registrant)
By:	/s/ Sébastien Gignac
	Name:	Sébastien Gignac
	Title:	Vice President, Corporate Affairs, Secretary and General Counsel

Dated: August 3rd, 2005

Industry Canada	Industrie Canada

Certificate of Amendment	Certificat de modification

Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

ART RECHERCHES ET TECHNOLOGIES AVANCÉES INC. /

ART ADVANCED RESEARCH TECHNOLOGIES INC.
293707-7

Name of corporation-Dénomination de la société
Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:
Je certifie que les statuts de la société susmentionnée ont été modifiés:

a)	under section 13 of the Canada Business Corporations Act in accordance with the attached notice;
☐
a)	en vertu de l’article 13 de la Loi canadienne sur les sociétés par actions, conformément à l’avis ci-joint;

b)	under section 27 of the Canada Business Corporations Act as set out in the attached articles of amendment designating a series of shares;
☑
b)	en vertu de l’article 27 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes désignant une série d’actions;

c)	under section 179 of the Canada Business Corporations Act as set out in the attached articles of amendment;
☐
c)	en vertu de l’article 179 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes;

d)	under section 191 of the Canada Business Corporations Act as set out in the attached articles of reorganization;
☐
d)	en vertu de l’article 191 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses de réorganisation ci-jointes;

Richard G. Shaw
Director — Directeur

July 13, 2005 / le 13 juillet 2005

Date of Amendment — Date de modification

Industry Canada Canada Business Corporations Act	Industrie Canada Loi canadienne sur les sociétés par actions	FORM 4 ARTICLES OF AMENDMENT (SECTIONS 27 OR 177)	FORMULAIRE 4 CLAUSES MODlFlCATRlCES (ARTICLES 27 OU 177)

1 — Name of the Corporation — Dénomination sociale de la société	2 — Corporation No — N° de la société

ART RECHERCHES ET TECHNOLOGIES AVANCÉES INC. /	293707-7
ART ADVANCED RESEARCH TECHNOLOGIES INC.

3 — The articles of the above-named corporation are amended as follows:	Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante:
The authorized share capital of the Corporation, as provided for in Schedule 1 of the most recent Articles of Amendment of the Corporation, be and is hereby amended by the creation of a series of Preferred Shares to be designated as Series 1 Preferred Shares.
The Series 1 Preferred Shares shall have the rights, privileges, restrictions and conditions as set forth in Schedule A attached to the present Articles of Amendment and forming an integral part thereof.

Signature	Printed Name — Nom en lettres moulées	4 — Capacity of — En qualité de	5 — Tel. No — N° de tél

	Sébastien Gignac	Corporate Secretary

SCHEDULE A
SERIES 1 PREFERRED SHARE TERMS
In addition to the rights, privileges, restrictions and conditions attaching to the Series 1 Preferred Shares as a class, the Series 1 Preferred Shares (the “Series 1 Preferred Shares”), all without par value, shall have the following rights, privileges, conditions and restrictions:
A.	Rights Pertaining to Votes and Dividends
1.1	Notice and Voting. The holders of the Series 1 Preferred Shares shall not be entitled to receive notice of, or to attend or vote at, any meetings of the shareholders of the Corporation provided, however, that the holders of the Series 1 Preferred Shares shall be entitled to notice of meetings of shareholders called for the purpose of authorizing the dissolution of the Corporation or the sale, lease or exchange of all, or substantially all the property of the Corporation other than in the ordinary course of business of the Corporation in accordance with the provisions of the Canada Business Corporations Act (the “Act”).

1.2	No Class Vote. The holders of Series 1 Preferred Shares shall not be entitled to vote separately as a class, and shall not be entitled to dissent, upon a proposal to amend the articles of the Corporation to:
1.2.1	increase or decrease any maximum number of authorized Series 1 Preferred Shares, or increase any maximum number of authorized shares of a class or series having rights or privileges equal or superior to the Series 1 Preferred Shares;

1.2.2	effect an exchange, reclassification or cancellation of the Series 1 Preferred Shares; or

1.2.3	create a new class or series of shares equal or superior to the Series 1 Preferred Shares.
1.3	Amending Series 1 Preferred Shares. The rights, privileges, restrictions and conditions attaching to the Series 1 Preferred Shares may be added to, changed or removed but only with the approval of the holders of the Series 1 Preferred Shares given as hereinafter specified.
1.3.1	Meetings of Holders of Series 1 Preferred Shares. The approval of the holders of the Series 1 Preferred Shares to add, change or remove any right, privilege, restriction or condition attaching to the Series 1 Preferred Shares or any other matter requiring the consent of the holders of the Series 1 Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval shall be given either in writing by a resolution signed by all the holders of the Series 1 Preferred Shares entitled to vote thereon or by a resolution passed at a meeting of holders of Series 1 Preferred Shares at which holders of at least one-third of the outstanding Series 1 Preferred Shares are present in person or are represented by proxy and carried by not less than two-thirds of the votes cast at such meeting. If at any such meeting the holders of at least one-third of the outstanding Series 1 Preferred Shares are not present in person or represented by proxy within one-half hour after the time appointed for such meeting then, subject to applicable law, the meeting shall be adjourned to such time and place as may be designated by the chair of such meeting. At such adjourned meeting, the holders of Series 1 Preferred Shares present in person or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by not less than two-thirds of the votes cast at such meeting shall constitute approval of the holders of the Series 1 Preferred Shares.

On every poll taken at every such meeting, every holder of Series 1 Preferred Shares shall be entitled to one vote in respect of each Preferred Share held. Subject to the foregoing, the formalities to be observed with respect to the giving or waiving of notice of any such meeting and the conduct thereof shall be those formalities prescribed in the by-laws of the Corporation from time to time with respect to meetings of shareholders or, if not so prescribed, as prescribed in the Canada Business Corporations Act.
1.4	Dividend.
1.4.1	Cumulative and Preferential Dividend on Series 1 Preferred Shares
1.4.1.1	The holders of Series 1 Preferred Shares are entitled to receive during each calendar year accruing monthly from the Closing Date (as defined at Section D), rateably, upon declaration by the directors and out of the monies of the Corporation legally available for this purpose, a fixed, cumulative and preferential dividend at the rate of 7% of the Issue Price (as defined at Section D), per Series 1 Preferred Share, payable as and when declared by the directors of the Corporation (the total amount of dividends accrued or payable under this Subsection 1.4.1.1 to all holders of Series 1 Preferred Shares at any time is herein referred to as the “Preferred Dividend Obligations”).

1.4.1.2	The Preferred Dividend Obligation is payable, at the sole option of the Corporation, in cash or Common Shares valued at the Weighted Average Trading Price of the Common Shares of the Corporation on the day prior to such payment.

1.4.1.3	Subject to the Act, any Preferred Dividend Obligations not declared or paid when due shall be declared and paid, in priority to any other distribution of assets or funds to the shareholders of the Corporation:

1.4.1.3.1	prior to a voluntary Liquidation, Dissolution or Winding-Up of the Corporation (as described in Section 1.14),

1.4.1.3.2	prior to a liquidation in which the proceeds of the sale of the assets in question will not be retained by the Corporation and will be distributed, rateably, to all shareholders of the Corporation, and

1.4.1.3.3	prior to the payment of dividends on any other class of shares.
1.4.1.4	Upon conversion of Series 1 Preferred Shares into Common Shares, the unpaid Preferred Dividend Obligations will convert into Common Shares at the Conversion Price then applicable for the Series 1 Preferred Shares, subject to the discretion of the Corporation to pay the Preferred Dividend Obligations in Common Shares or in cash.
B.	Conversion Rights
1.5	Series 1 Preferred Share Conversion Privilege. Subject to the terms and conditions hereof, and to Sections 1.6, 1.7 and/or 1.11 as applicable, each holder of Series 1 Preferred Shares shall have the right, at any time and from time to time, at the holder’s discretion, to convert each of its Series 1 Preferred Shares into such number of fully paid and non-assessable Common Shares as determined by dividing the Issue Price by the Series 1 Conversion Price. The conversion price at which Common Shares shall be deliverable upon conversion of Series 1 Preferred Shares, without payment of additional consideration by the holder thereof (the “Series 1 Conversion Price”) shall be initially CDN $1.25 for the Series 1 Preferred Shares.

1.6	Adjustment to Conversion Price. If, at the closing of trading on the first anniversary of the Closing Date, the Weighted Average Trading Price of the Common Shares is below CDN $1.20, the holder of the Series 1 Preferred Shares shall have the right, exercisable at any time thereafter prior to the third anniversary of the Closing Date, at the holder’s discretion, to convert its Series 1 Preferred Shares at the WTP Conversion Price.
1.6.1	“WTP Conversion Price” means a Conversion Price equal to 112.5% of the Weighted Average Trading Price on the date of conversion.
1.7	Special Conversion. Upon receipt of a notice of redemption delivered to the holder by the Corporation in accordance with the articles of the Corporation, the holder of Series 1 Preferred Shares shall have the option, but not the obligation, to convert any or all of its Series 1 Preferred Shares, into Common Shares at the Special Conversion Price. The conversion right provided in this Section 1.7 shall expire, to the extent not exercised, on the day preceding the date specified for the redemption of the Series 1 Preferred Shares in the redemption notice as set forth in the articles of the Corporation.
1.7.1	The “Special Conversion Price” means $1.14.
1.8	Fractional Shares. No fractional Common Shares shall be issued upon conversion of the Series 1 Preferred Shares. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay in cash an amount equal to such fraction multiplied by the applicable conversion price.

1.9	Exercise of Conversion. The conversion rights provided for in Sections 1.5 and 1.7 may be exercised by notice in writing given to the Corporation accompanied by a certificate or certificates representing the Series 1 Preferred Shares in respect of which the holder thereof desires to exercise such right of conversion. Such notice shall be signed by the holder of the Series 1 Preferred Shares in respect of which such right is being exercised and shall specify the number of Series 1 Preferred Shares which the holder desires to have converted. Upon receipt of such notice by the Corporation, the Series 1 Preferred Shares which the holder desires to have converted shall be irrevocably cancelled and the corresponding Common Shares issued, and the Corporation shall issue certificates representing fully paid Common Shares upon the basis herein prescribed and in accordance with the provisions hereof to the holder of the Series 1 Preferred Shares represented by the certificate or certificates accompanying such notice. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the certificates representing the Series 1 Preferred Shares to be converted (the “Conversion Date”), and the person or persons entitled to receive the Common Shares issuable upon such conversion shall be treated for all purposes as the holder or holders of record of such Common Shares as of such date. If less than all of the Series 1 Preferred Shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate for the Series 1 Preferred Shares representing the shares comprised in the original certificate which are not to be converted.

1.10	Termination of Rights. All Series 1 Preferred Shares that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding, and all rights with respect to such Series 1 Preferred Shares shall immediately cease and terminate on the Conversion Date, except only the right of the holders thereof to receive Common Shares in exchange therefor. Any Series 1 Preferred Shares so converted shall be retired and cancelled.

1.11	Forced Conversion. Upon the occurrence of a Forced Conversion Event, the Corporation may elect to automatically convert all of the Series 1 Preferred Shares outstanding into Common Shares at the Series 1 Conversion Price.
1.11.1	“Forced Conversion Event” means the occurrence of one of the following events:

1.11.l.1	the Corporation receives regulatory approval from the United States Food and Drug Administration for the marketing of its SoftScan device;

1.11.1.2	the average closing price of the Common Shares trading on the TSX for a period of 21 consecutive days is equal to or greater than $2.40 per Common Share; or

1.11.1.3	the Corporation sells or otherwise transfers all, or substantially all, of its assets, or upon the occurrence of a merger, amalgamation or other business combination of the Corporation or any other similar arrangement or series of transactions under which effective control of the Corporation is transferred (other than in the course of a corporate reorganization).
1.12	Mechanics of Forced Conversion. Within seven days of the occurrence of a Forced Conversion Event the Corporation may deliver a notice to the holders of Series 1 Preferred Shares that it has exercised its right to automatically convert the Series 1 Preferred Shares held by such holder. Such notice must specify the date such event occurred (the “Forced Conversion Date”) and all the then outstanding Series 1 Preferred Shares held by such holder shall be converted automatically without any further action by the holders thereof or the Corporation and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent, and the Corporation shall not be obligated to issue certificates evidencing the Common Shares issuable upon such conversion unless certificates evidencing such Series 1 Preferred Shares being converted are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen, or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection therewith and, if the Corporation so elects, provides an appropriate indemnity bond. On the Forced Conversion Date, all rights with respect to the Series 1 Preferred Shares so converted shall terminate, except for any of the rights of the holder thereof, upon surrender of the holder’s certificate or certificates therefore, to receive certificates for the number of Common Shares into which such Series 1 Preferred Shares have been converted. Upon the automatic conversion of the Series 1 Preferred Shares, the holders of such Series 1 Preferred Shares shall surrender the certificates representing such shares at the registered office of the Corporation or of its transfer agent. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by the holder’s attorney duly authorized in writing. Upon surrender of such certificates, the Corporation shall promptly issue and deliver to such holder, in such holder’s name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of Common Shares into which the Series 1 Preferred Shares surrendered were converted on the Forced Conversion Date. Such conversion shall be deemed to have been made upon the occurrence of the Forced Conversion Event and the person or persons entitled to receive the Common Shares issuable upon conversion shall be treated for all purposes as the record holder or holders of such Common Shares at such time.

1.13	Anti-Dilution Protection.
1.13.1	Adjustment for Consolidation of Common Shares. If, at any time after the Closing Date the number of Common Shares outstanding is decreased by a consolidation of the outstanding Common Shares, then on the date of such combination, the applicable Conversion Price shall be increased so that the number of Common Shares issuable on conversion of each Series 1 Preferred Share shall be decreased in proportion to such decrease in outstanding Common Shares.

1.13.2	Adjustment for Splits, Other Distributions, Etc. If the Corporation shall at any time after the Closing Date fix a record date for the subdivision or split-up of Common Shares, then on the date of such subdivision or split-up, the applicable Conversion Price shall be appropriately decreased so that the number of Common Shares issuable on conversion of each Series 1 Preferred Share shall be increased in proportion to such increase in outstanding shares. In the event the Corporation shall after the Closing Date declare a distribution payable in securities of other persons, evidences of indebtedness issued by this Corporation or other persons, assets (excluding dividends) or options or rights not referred to in Subsection 1.4.1, then, in each the holders of Series 1 Preferred Shares shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of Common Shares of the Corporation into which their Series 1 Preferred Shares are convertible as of the record date fixed for the determination of the holders of Common Shares of the Corporation entitled to receive such distribution.

1.13.3	Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price under this Section 1.13, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series 1 Preferred Shares a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series 1 Preferred Shares, furnish or cause to be furnished to such holder a similar certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price then in effect, and (iii) the number of Common Shares which then would be received upon the conversion of the Series 1 Preferred Shares.

C.	Liquidation, Dissolution or Winding-Up
1.14	In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of assets or property of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Series 1 Preferred Shares shall, subject to the rights of the holders of any other shares of the Corporation entitled to receive the assets or property of the Corporation upon such a distribution in priority to the Series 1 Preferred Shares, be entitled to participate rateably in any distribution of the assets or property of the Corporation.
D.	General
1.15	Definitions. Whenever used in these articles the following capitalized words shall have the meanings set out below:
1.15.1	“Closing Date” means July 12, 2005.

1.15.2	“Common Shares” means the common shares in the share capital of the Corporation.

1.15.3	“Conversion Price” means, as applicable, the Series 1 Conversion Price, the WATP Conversion Price and/or Special Conversion Price, as applicable.

1.15.4	“Issue Price” shall be equal to CDN $1.14.

1.15.5	“Weighted Average Trading Price” means the number obtained by dividing the total value by the total volume of the Common Shares traded on the Toronto Stock Exchange (the “TSX”) for the 10 trading days immediately preceding the relevant date.
1.16	Reservation of Common Shares Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued Common Shares, solely for the purpose of effecting the conversion of the then outstanding Series 1 Preferred Shares, such number of its Common Shares as shall from time to time be sufficient to effect the conversion of all outstanding Series 1 Preferred Shares; and if at any time the number of authorized but unissued Common Shares shall not be sufficient to effect the conversion of all then outstanding Series 1 Preferred Shares, in addition to such other remedies as shall be available to the holder of such Series 1 Preferred Shares, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Common Shares to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging its best efforts to obtain the requisite board of directors and shareholder approval of any necessary amendment to its Articles.